# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CLEARONE INC, CIK 0000840715
CUSIP: 18506U203
Title of class of securities: COMMON STOCK, PAR VALUE $.001 PER SHARE
Address of issuer's principal executive offices: 5225 WILEY POST WAY, SUITE 500, SALT LAKE CITY, Utah (UT), 84116
Date of event which requires filing of this statement: 10/30/2025
Amends the filing with accession number 0001753926-25-001049
Filed by CIK 0002057383
Persons authorized to receive notices and communications: Benasz Hansotia, c/o Sichenzia Ross Ference Carmel LLP,, 1185 Avenue of the Americas, 31st floor, New York, New York (NY), 10036, 646-885-6532

## Reporting persons
- First Finance Ltd. (CIK 0002057383): type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 1,203,662; shared voting power 0; sole dispositive power 1,203,662; shared dispositive power 0; aggregate amount beneficially owned 1,203,662 (53.79% of the class)
- HROMYK ANDREW (CIK 0001145688): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 0; shared voting power 1,203,662; sole dispositive power 0; shared dispositive power 1,203,662; aggregate amount beneficially owned 1,203,662 (53.79% of the class)
  Comment: Percent of class owned is based upon an aggregate of 2,237,912 shares of common stock issued and outstanding on November 26, 2025, according to information provided by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, PAR VALUE $.001 PER SHARE
Name of issuer: CLEARONE INC
Address of issuer's principal executive offices: 5225 WILEY POST WAY, SUITE 500, SALT LAKE CITY, Utah (UT), 84116

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: After giving effect to (1) First Finance Ltd.'s purchase of 700,000 shares of common stock of the Issuer from Edward D. Bagley in a private transaction at a purchase price of $3.00 per share pursuant to a purchase agreement dated October 30, 2025, (the "Purchase"), (2) First Finance Ltd.'s waiver of its right to purchase up to $2 million shares of Class B Preferred Stock convertible into up to 332,889 shares of common stock of the Issuer made in connection with the Purchase on November 13, 2025 and (3) conversion of 3,026 shares Class B Preferred Stock into 503,662 shares of common stock effective November 24, 2025, the reporting persons beneficially own 1,203,662 shares of common stock of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Mr. Hromyk beneficially owns 1,203,662 shares of the Issuer's common stock, resulting from Mr. Hromyk's pecuniary interest in First Finance Ltd. Based upon an aggregate of
2,237,912 shares of common stock issued and outstanding as of November 26, 2025, according to information provided by the Issuer, the shares of the Issuer's common stock beneficially owned by Mr. Hromyk constitute approximately 53.79% of the common stock of the Issuer as calculated in accordance with Rule 13d-3(d)(1).
Number of shares as to which each person has sole or shared power to vote or dispose: First Finance Ltd. beneficially owns 1,203,662 shares of the Issuer's common stock. Mr. Hromyk beneficially owns 1,203,662 shares of the Issuer's common stock, resulting from Mr. Hromyk's pecuniary interest in First Finance Ltd.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 above, the Reporting Persons have not effected any other transactions in any securities of the Issuer in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement, dated as of November 26, 2025, by and between Andrew Hromyk and First Finance Ltd.

## Signatures
- First Finance Ltd.: /s/ Andrew Hromyk, Andrew Hromyk, Principal (11/26/2025)
- HROMYK ANDREW: /s/ Andrew Hromyk, Andrew Hromyk, Self (11/26/2025)